EXHIBIT 2
MERIDIAN GOLD INC.
NOTICE OF MEETING
The Annual Meeting of Shareholders (the “Meeting”) of Meridian Gold Inc. (the “Corporation”) will be held at 4:00 p.m. Eastern Daylight Time (EDT) on Tuesday, May 16, 2006 at the Toronto Stock Exchange (TSX) Conference Centre located on the street level of the Exchange Tower, 130 King Street West (northeast corner of King and York Streets) Toronto, Ontario, Canada (business attire required), for the following purposes:
1.	to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2005 and the auditors’ report on the consolidated financial statements;
2.	to elect directors to the board of directors of the Corporation (the “Board of Directors”);
3.	to reappoint KPMG LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration; and
4.	to transact any other business that may properly come before the Meeting.
Only shareholders of record at March 20, 2006 will be entitled to notice of and to vote at the Meeting. If you cannot attend the Meeting in person, please complete and return the enclosed proxy in the envelope provided. Proxies must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Canada, by 5:00 p.m. Eastern Daylight Time (EDT) on May 12, 2006. If a return envelope is not enclosed with your proxy form, please mail your proxy form to Computershare Investor Services Inc., at the above address.
Toronto, Ontario, Canada
March 1, 2006
BY ORDER OF THE BOARD OF DIRECTORS
/s/ Wayne M. Hubert
Wayne M. Hubert
Vice President Corporate Development,
Investor Relations and Corporate Secretary

TABLE OF CONTENTS

Appointment of Proxyholder	3
Exercise of Vote by Proxy	3
Voting By Beneficial Shareholders	4
Revocability Of Proxy	4
Interest Of Certain Persons Or Companies In Matters To Be Acted Upon	4
Voting Securities And Principal Holders Of Voting Securities	4
Election Of Directors	5
Nominees For Election To The Board Of Directors	5
Statement Of Corporate Governance Practices	7
Board Mandate	7
Corporate Governance Guidelines	7
Code Of Ethics And Business Conduct Guidelines	13
Statement Of Executive Compensation	14
Summary Compensation	14
Long-Term Incentive Plan	15
Options And Restricted Shares Granted During The Most Recently Completed Financial Year	15
Aggregated Option Exercises During The Most Recently Complete Financial Year And Financial Year- End Option Values	15
Defined Benefit Plans	16
Employment Contracts Between The Corporation And Named Executive Officers	17
Composition Of The Compensation Committee	17
Compensation Consultant Advice	17
The Report Of The Compensation Committee On These Matters Is Set Forth Below	17
Report On Executive Compensation	17
Performance Graph	20
Compensation Of Directors	20
Directors’ And Officers’ Liability Insurance	21
Securities Authorized For Issuance Under Equity Compensation Plans	21
Indebtedness Of Directors And Executive Officers	21
Interest Of Informed Persons In Material Transactions	21
Appointment Of Auditor	22
Director’s Approval	23

MERIDIAN GOLD INC.
MANAGEMENT INFORMATION CIRCULAR
AND PROXY STATEMENT
March 1, 2006
This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Meridian Gold Inc. (“Meridian” or the “Corporation”) for use at the Annual Meeting of Shareholders (or any adjournments thereof) of the Corporation (the “Meeting”) to be held at 4:00 p.m. Eastern Daylight Time (EDT) on Tuesday, May 16, 2006, at the TSX Conference Centre located on the street level of the Exchange Tower, 130 King Street West (northeast corner of King and York Streets), Toronto, Ontario, Canada (business attire required) for the purposes set forth in the accompanying Notice of Meeting. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid or by consultants paid by the Corporation. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. It is anticipated that copies of this Circular and the accompanying proxy form will be distributed to shareholders on or about March 27, 2006.
Shareholders who are not able to attend the Meeting in person should complete and sign the enclosed proxy form and return it to Computershare Investor Services Inc., the Corporation’s registrar and transfer agent, in the enclosed pre-addressed envelope. To be effective, proxies must be received before 5:00 p.m. Eastern Daylight Time (EDT) on May 12, 2006 by Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.
APPOINTMENT OF PROXYHOLDER
Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and to act for and on behalf of the shareholder at the Meeting. In order to do so, the shareholder may insert the name of such other person in the blank space provided in the proxy, or use another form of proxy.
EXERCISE OF VOTE BY PROXY
The shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. Where a shareholder fails to specify a choice with respect to any matter referred to in the Notice of Meeting in a proxy appointing a management nominee (the nominees specified in the proxy enclosed with this Circular) as proxyholder, the shares represented by the proxy will be voted for or in favor of the matter to be voted upon.
The enclosed proxy confers discretionary authority with respect to any amendments or variations to the matters referred to in the Notice of Meeting and any other matters, which may properly come before the Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS
Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depositary for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Circular and ensure they communicate how they would like their shares voted in accordance with those instructions.
Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to IICC or follow specific telephone or other voting procedures. IICC then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from IICC cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to IICC or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.
Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote shares in that capacity. As a result, Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a proxyholder.
REVOCABILITY OF PROXY
In addition to revocation in any other manner permitted by law, under subsection 148(4) of the Canada Business Corporations Act, a shareholder who has executed a proxy has the power to revoke it by depositing an instrument in writing executed by the shareholder (or the shareholder’s attorney authorized in writing): (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting (or any adjournment or postponement thereof), or (ii) with the chairman of the Meeting on the day of the Meeting (or any adjournment or postponement thereof).
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
None of the directors or officers of the Corporation, nor any associate or affiliate of any such person, have any direct or indirect material interest, in respect to matters to be acted upon other than the election of directors and the appointment of auditors.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
As of March 1, 2006, there were 100,421,461 outstanding common shares of the Corporation. Holders of record of common shares in the capital of the Corporation at the close of business on March 1, 2006 are entitled to one vote for each common share held, except to the extent that subsequent transferees become entitled to vote by complying with the Canada Business Corporations Act.
To the knowledge of the Corporation and its directors or officers, no person beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation.
ELECTION OF DIRECTORS
By law, the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) proposes nominees for election to the Board each year in the proxy statement for the Annual General Meeting of Shareholders (“AGM”). Each Director elected at the meeting will hold office until the next AGM or until his or her successor is elected or appointed. Between AGM’s, the Board may appoint additional or replacement Directors as nominated by the Corporate Governance Committee to serve until the next AGM, subject to the limitations of the Canada Business Corporations Act.
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

		Director		Shares
Name	Municipality of Residence	Since	Age	Owned(1)

Richard P. Graff	Evergreen, Colorado, USA	2005	59	457
Robert A. Horn	Victoria, British Columbia, Canada	2004	62	1,962
Brian J. Kennedy	Reno, Nevada, USA	1996	62	291,835
Christopher R. Lattanzi	Toronto, Ontario, Canada	1999	68	6,406
Malcolm W. MacNaught	Duxbury, Massachusetts, USA	1997	68	12,962
Gerard E. Munera	Greenwich, Conneticut, USA	2003	70	962
Carl L. Renzoni	Toronto, Ontario, Canada	2000	67	5,962
Notes

(1)	Information as to the number of shares of each class of voting shares of the Corporation and any of the Corporation’s subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, is not within the knowledge of management and has been furnished by the respective nominees, as of March 1, 2006. These numbers include restricted shares granted to the directors as part of their respective compensation arrangements. The directors individually and collectively own less than 1 percent of the outstanding shares.
Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and, most recently, has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He currently serves on the board of directors of Apollo Gold Corporation.
Mr. Robert A. Horn previously served as Vice President, Exploration for Inco Limited, FMC Gold Company and BP Canada and has served as a director for several mining companies. He has over 30 years experience in the mining industry. He currently does not serve on any other publicly traded company’s boards.
Mr. Brian J. Kennedy is the Vice Chairman, President and Chief Executive Officer of the Corporation. He has held the office of President and Chief Executive Officer since April 1996. He was President of FMC Gold Company, a predecessor of the Corporation, from May 1987 until June 1996. Mr. Kennedy is also a director and officer of certain subsidiaries of the Corporation.
Mr. Christopher R. Lattanzi is a mining engineer, an independent mining consultant and former President of Micon International Limited, mineral industry consultants. He currently does not serve on any other publicly traded company’s boards.
Mr. Malcolm W. MacNaught culminated his career with Fidelity Investments in 1996 where he managed the Fidelity Select Precious Metals and Minerals Fund and the Fidelity Select American Gold Portfolio Fund. He also acted as Manager of Fidelity Advisor Global Resources. Mr. MacNaught is a private investor and does not serve on any other publicly traded company’s boards.

Mr. Gerard E. Munera previously served as President and Chief Executive Officer of Minorco USA (an affiliate of Anglo American), Senior Vice President of Corporate Planning and Development and Member of the Executive Committee of Rio Tinto, and Chief Executive Officer of Union Miniere (Brussels). His 40 years of business experience include chairmanships and directorships of senior and junior, private and public companies in the U.S., Australia, Africa, Europe and South America. He currently serves on the boards of Dynamic Materials Corporation, Nevsun Resources Ltd. and Magindustries Corporation.
Mr. Carl L. Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years experience in the securities business specializing in the mining industry. He also currently serves on the boards of Peru Copper Inc. and International Molybdenum Ltd.
The following table provides information regarding the independence of all directors, as well as an attendance record of each director for all board and committee meetings held in 2005.
Meeting Attendance in 2005

Corporate
				Governance	Compensation
	Independent	Board(4)	Audit Committee	Committee	Committee
Director	Director	(8 meetings)	(5 meetings)	(2 meetings)	(5 meetings)

Eckersley, John A. (1)	yes	7 of 8		2 of 2
Graff, Richard P. (2)	yes	4 of 4	1 of 1
Horn, Robert A.	yes	8 of 8			5 of 5
Kennedy, Brian J. (3)	no	8 of 8
Lattanzi, Christopher R.	yes	7 of 8	5 of 5		5 of 5
MacNaught, Malcolm W.	yes	8 of 8			5 of 5
Munera, Gerard E.	yes	7 of 8	5 of 5	2 of 2
Renzoni, Carl L.	yes	8 of 8	5 of 5	2 of 2
Note:

(1)	Mr. Eckersley is not standing for reelection at the Meeting.

(2)	Mr. Graff did not join the Board until October 25, 2005, and was therefore only eligible to attend 4 meetings.

(3)	Mr. Kennedy is not considered independent as he is the President and CEO of the Corporation.

(4)	At 6 of the Board of Directors meetings all independent directors participated in a private meeting without management or the non-independent director present.
The following table provides information regarding the membership of each of the Corporation’s committees. This information is available on the Corporation’s website at www.meridiangold.com.

Corporate
Director	Audit	Compensation	Governance
John A. Eckersley(2)			Chair
Richard P. Graff (1)	X
Robert A. Horn		X
Christopher R. Lattanzi	X	X
Malcolm W. MacNaught		Chair
Gerard E. Munera	X		X
Carl L. Renzoni	Chair		X
Note:

(1)	The Board has determined Mr. Graff has met the requirements of financial expert and has designated him as the Audit Committee financial expert.

(2)	Mr. Eckersley is not standing for reelection at the Meeting.
It is not anticipated that any of these nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominees in their discretion.
The Board of Directors unanimously recommends that each shareholder vote FOR the election of the above nominees as Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
     The Corporate Governance Committee is responsible for disclosing the Corporation’s approach to corporate governance. The Corporation’s Board Mandate (approved as of February 20, 2006) and Corporate Governance Guidelines (approved as of February 20, 2006) are presented as the Corporation’s statement of corporate governance practices. These guidelines may subsequently be revised for changes in the Toronto Stock Exchange, the New York Stock Exchange, security regulatory rules, or at the discretion of the Board. Copies of the Corporation’s most recent Board Mandate, Corporate Governance Guidelines, Committee Charters and Code of Ethics & Business Conduct Guidelines are available at the Corporation’s website at www.meridiangold.com.
Board Mandate
Board Responsibilities
     The Board of Directors (the “Board”) is responsible for the stewardship of the Corporation, including the responsibility for:
a)	to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

c)	the identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;

d)	succession planning (including appointing, training and monitoring senior management);

e)	adopting a communication policy for the Corporation;

f)	the Corporation’s internal control and management information systems;

g)	developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation; and

h)	monitoring compliance with the Corporation’s Code of Ethics and Business Conduct Guidelines.
     Subject to applicable law and regulations, the Board may delegate to committees of the Board duties that include elements of the above responsibilities.
Feedback from Stakeholders
     Management has been directed to inform the Board of feedback from stakeholders on material issues. In addition, Board members are invited to attend meetings and conference calls arranged by management with stakeholders and analysts. Independent Directors may be contacted through the non-executive Chairman of the Board by writing to: Christopher R. Lattanzi, Chairman of the Board, Meridian Gold Inc., Suite 900, 390 Bay Street, Toronto, ON M5H 2Y2, Canada.
Director Responsibility
     The Directors are required to exercise their business judgment acting honestly and in good faith in the best interests of the Corporation. In discharging this duty, Directors rely on the honesty and integrity of the Corporation’s management, outside advisors and consultants. Directors are expected to attend Board meetings and meetings of committees upon which they serve and to review materials distributed in advance of meetings.
Corporate Governance Guidelines
Philosophy
     Meridian has been committed to good corporate governance since its formation in 1996. Our Board maintains open and direct communications with management on all the major strategic, investment,

operating, and management decisions. The Corporation is best served by an informed and interactive Board which has free access to all levels of management and to all of its operations. Through Board meetings, Board agendas and background briefing materials, monthly operating and financial reports, and frequent informal conversations, management shares information with the Board about outstanding issues. The cumulative experience and expertise of our Directors enables the Board to bring sound business judgment to its decision making process. The independence of our Directors has been fostered in order to bring an outside perspective to its deliberations.
The Board
The Board has responsibility for the stewardship of the Corporation, including supervision of management of the business and affairs of the Corporation and our strategic planning process. The CEO and senior management are responsible for the management of our business, within the framework established by the Board and applicable law. The Board has developed and approved written position descriptions for the Chairman of the Board, the Chair of each Board Committee and the CEO of the Corporation.
Board Meetings
     The Board historically meets a minimum of five times annually on an approved schedule. Regularly scheduled Board meetings are supplemented with telephonic meetings on specific issues, as needed.
     All Directors are notified each year of the dates and locations of all regularly scheduled Board and Board Committee meetings for that year. Before each meeting, the Chairman of the Board of Directors (the “Chairman”) and CEO develop a preliminary agenda and the Chairman, with consultation from other Directors, formalizes the agenda. All necessary background information for matters relevant to the agenda is delivered to each Director at least five days prior to the meeting.
Corporate Governance
     The Board has established and follows a corporate governance program and has assigned the Corporate Governance Committee responsibility for that program. The following outlines our Corporate Governance Guidelines:
I. Chairman of the Board
     The Chairman of the Board is nominated by the Corporate Governance Committee and elected by a majority of the Directors. Historically the roles of Chairman and of the President and CEO have been separated between two individuals, thus maintaining a formal separation between the Board and management. The Chairman has been an independent, non-executive Director.
II. Board Size and Composition
     The optimal number of Directors has currently been determined to be seven, subject to annual review. The Board believes that this number is appropriate to ensure participation of Directors with complementary expertise in key areas of exploration, operations, legal, finance, and general management. Although experience with mining is valuable, it is not an essential qualification. The Board is large enough to provide the experience and maintain a strong committee structure. Annually, the Board reviews its size and composition and will adjust its size as necessary.
     Not more than two Directors, nor greater than 1/3 of Board, will be inside Directors (i.e., Directors who are, or were within the previous five years, officers of the Corporation).
III. Director Independence
     A majority of the Directors, and all members of the Board committees, must meet the criteria for independence required by the Toronto Stock Exchange and the New York Stock Exchange, any other applicable laws, rules and regulations, and the guidelines established by the Board. At present all Directors, except the CEO, and all members of the Board committees, are independent.
     The Board has determined that an “independent director” means a director who is not a member of management and is free from any interest and any business, family or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings in the Corporation. In accordance with Toronto Stock Exchange, New York Stock Exchange and applicable laws, rules and regulations, no director qualifies as “independent” unless the Board affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer, of an organization that has a relationship with the Corporation) other than as a director, or through interests and relationships arising from shareholdings in the Corporation. In addition:
     A director shall not be independent if within the preceding three years:
a)	the director was an employee, or an immediately family member of the director was an executive officer, of the Corporation;

b)	the director or an immediate family member of the director received more than CDN$75,000 in direct compensation in any year, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent on continued service) from the Corporation;

c)	the director was affiliated with, a partner of, or employed by, or an immediate family member of the director was affiliated with, a partner of, or employed in a professional capacity by, the Corporation’s present or former internal or external auditor;

d)	the director or an immediate family member of the director was employed as an executive officer of another company at any time where an executive of the Corporation served on the compensation committee of such other company;

e)	the director was an employee or executive officer, or an immediate family member of the director was an executive officer of a company that made payments to, or received payments from, the Corporation for property or services in an amount which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such other company’s consolidated gross revenues; and

f)	the director was an executive officer of a charitable organization that received contributions from the Corporation which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such charitable organization’s total annual charitable receipts.
The following relationships shall not be considered to be material relationships that would impair a director’s independence:
a)	if a director is a director of an affiliate of the Corporation provided that the director, except for such relationship, would be considered to be independent with respect to both boards;

b)	if a director is a director or an officer of another company which is indebted to the Corporation, or to which the Corporation is indebted, and the total amount of either company’s indebtedness to the other is less than two percent of the total consolidated assets of the company he or she serves as a director or as an officer; and

c)	if a director serves as an officer, director or trustee of a charitable organization and the Corporation’s charitable contributions to the organization are less than the greater of US$1 million dollars or 2% of that organization’s total annual charitable receipts.
     If a Director or a firm affiliated with a Director performs legal, consulting or other advisory services for the Corporation, the amount of fees for such legal, consulting or advisory services payable to such Director and such Director’s affiliated firm in any calendar year shall not exceed U.S.$25,000 in the aggregate without the prior approval of the Audit Committee.

IV. Director Recruitment and Retirement
     The Board’s policy for identifying potential new Directors is to identify candidates that will provide the Board with members who have complementary and relevant backgrounds in any of the mining industry, international business, or matters relevant to the Corporation’s operations.
     Under By-laws, no person who attains the age of 72 years is eligible for election, re-election or appointment as a Director, and no Director who has served for 10 years as a Director (other than a Director who is a chief executive officer or former chief executive officer of the Corporation) is eligible for reelection or appointment as a Director.
V. Election and Appointment of Directors
     By law, the Board proposes nominees for election to the Board each year in the proxy statement for the Annual General Meeting of Shareholders (“AGM”). Between AGM’s, the Board may appoint additional or replacement Directors to serve until the next AGM, subject to the limitations of the Canada Business Corporations Act.
VI. Director Orientation and Continuing Education
     An orientation process is conducted for all new Directors. The orientation consists of providing a new director with a copy of the Board of Directors’ Reference Book, of meetings with the CEO, Corporate Secretary, and members of senior management, of attendance at one corporate public presentation to investors/analysts and of a visit to and operating review of each major operation. Each new Director will try to complete this process within the first 12 months following election. The Corporation provides directors with a comprehensive briefing of its business activities and finances and in addition, encourages directors to undertake training and education as to corporate governance matters, all at the expense of the Corporation.
VII. Committee Structure
     The Board delegates certain of its powers to the Audit, Compensation, and Corporate Governance Committees. Each Committee has a Charter, approved by the Board, that defines the scope of its duties and responsibilities. Each Committee reviews its Charter annually and recommends approval of appropriate charter amendments to the Board. Each Charter requires the Committee to evaluate its performance annually. The Audit, Compensation, and Corporate Governance Committees are comprised of independent Directors only. Each outside Board member sits on at least one Committee. The frequency, length, and agendas of Committee meetings are determined by the Committee Chairman in consultation with Committee members and appropriate members of senior management. The Committee Chairman reports to the full Board on the matters undertaken at each Committee meeting.
VIII. Sessions of Outside Directors
     The Chairman presides over sessions of the outside Directors held during each regularly scheduled Board meeting, with neither inside Directors nor management present.
IX. Formal Evaluation of Chief Executive Officer
     The Compensation Committee conducts an annual evaluation of the CEO which includes soliciting opinions from each Director. The results of the annual evaluation are discussed by the Chairman of the Compensation Committee with the CEO, and then in a meeting with the outside members of the Board.

X. Succession Planning/Management Development
     The CEO presents an annual report to the Compensation Committee on succession planning and the Corporation’s program for management development. The Compensation Committee conducts its own independent deliberations and makes a recommendation to the Board.
XI. Access to Management and Independent Advisors
     Directors are invited to have complete, unfettered access to management. Members of senior management normally attend portions of each regularly scheduled Board meeting. The Board may, when appropriate, obtain advice and assistance from outside advisors and consultants without prior approval of management.
XII. Director Compensation
     The Corporate Governance Committee annually reviews the compensation of the Directors to ensure that it is competitive with comparable boards of directors and recommends changes to such compensation, as appropriate, to the Board for approval. Each director may elect to receive all or a part of his compensation in shares of the Corporation.
XIII. Director Share Ownership Guidelines
     The Corporation has no requirement for minimum ongoing holdings of shares by Directors, but Directors are encouraged to maintain an ownership of shares at least equal in value to 100% of their annual retainer for Board service.
XIV. Senior Executive Share Ownership Guidelines
     Meridian has compensated its senior management and key contributors with base salary, bonuses, and equity awards. Management compensation is reviewed at least annually by the Compensation Committee of the Board and adjusted based upon competitive industry data, corporate performance against goals and objectives, and individual performance.
     The purpose of the Corporation’s stock option and restricted shares plan is to develop the interest and incentive of eligible employees, officers and Directors in the Corporation’s growth and development by giving an opportunity to purchase common shares, thereby advancing the interests of the Corporation, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.
     The equity awards are made in accordance with the shareholder approved Meridian Gold Inc. 1999 Share Incentive Plan. These equity awards have been in the form of restricted share and option awards. Both types of awards have a multiple year vesting requirement by management where 1/3 of each award matures on the anniversary date of the award over term. Consequently, senior management of the Corporation has a significant financial risk (or reward) based upon the ongoing performance of the Corporation. Accordingly, the Corporation has no requirement for minimum ongoing equity holdings in the Corporation. The Board does encourage corporate officers to maintain a meaningful equity ownership of at least two times their base salary.
XV. Extensions of Credit
     No loan guarantee, financial assistance, or similar extension of credit will be made to officers of the Corporation without prior Board approval. It is the intent of the Corporation to make such loans only when business activity by the Corporation makes this necessary. In no case will the Corporation be permitted to hold shares of the Corporation as collateral security for a loan to an officer.
     All such lending activity will be disclosed in the Corporation’s annual disclosure filings.

XVI. Board of Directors Self Assessment
     The Board conducts an annual self-assessment process under the auspices of the Corporate Governance Committee, through questionnaires provided to all Board members. The completed questionnaires are reviewed by the Board and changes in the corporate governance process are considered based on the results of the Board’s review and analysis of the completed questionnaires. Pursuant to the self-assessment process, the Board reviews, among other matters, agenda items, meeting presentations, advance distribution of agendas and materials for Board meetings, interim communications to Directors, and access to and communications with senior management. The self assessment process also includes an evaluation of the Committees, the Chairman of the Board and an individual Director assessment.
Board Committees
     The Corporation has three committees: Audit Committee, Compensation Committee and Corporate Governance Committee. The Committee Charters are available at the Company’s website at www.meridiangold.com.
     The Audit Committee, on behalf of the Board of Directors, has responsibility for: (a) reviewing the financial statements of the Corporation and recommending whether such statements should be approved by the Board of Directors; (b) appointing, retaining and terminating the independent auditors; (c) reviewing the scope of the audit to be conducted by the external and internal auditors of the Corporation; (d) reviewing the auditors’ fees and assessing the performance of external and internal auditors and the nature and cost of other services provided by such auditors; (e) reviewing all public disclosure documents containing financial information before release; (f) reviewing all post-audit or management letters containing material recommendations of the external auditor and management’s response in respect of any identified material weakness; and (g) having such other duties, powers and authorities as the Board of Directors may delegate to the Audit Committee from time to time. The members of the Audit Committee have the right, for the purpose of performing their duties, to inspect all the books and records of the Corporation and its affiliates, and to discuss such accounts and records and any matters relating to the financial position or condition of the Corporation with the auditors of the Corporation or its affiliates. The Audit Committee is composed of a minimum of 3 directors. Each member of the Audit Committee must be independent and financially literate; as such terms are defined in Multilateral Instrument 52-110 — Audit Committees. Audit Committee members must meet the qualifications as set forth in the Corporation’s Annual Information Form (“AIF”) under Item 10, Audit Committee Member Qualifications.
     The Compensation Committee has responsibility for: (a) recommending the compensation of the CEO to the Board of Directors and approving the compensation of the other officers of the Corporation; (b) exercising the powers conferred on it by the Board of Directors with respect to option and share purchase plans; and (c) reviewing annually, or more often if it deems appropriate, succession plans for key executives, performance appraisals (having regard to the criteria referred to under “Executive Annual Incentive Plan”), development of senior officers, senior management organization and reporting structure, contingency plans in the event of the unexpected disability of key executives, and performance and funding of pensions and other benefits. The Compensation Committee is composed of a minimum of 3 independent directors.
     The Corporation does not have a Nominating Committee, however the Corporate Governance Committee performs the same function. The Corporate Governance Committee, on behalf of the Board of Directors, has responsibility to: (a) identify and recommend individuals to the Board of Directors for nomination as members of the Board and its committees (other than the Corporate Governance Committee); (b) develop and recommend to the Board of Directors corporate governance principles applicable to the Corporation; and (c) undertake such other duties as the Board of Directors may from time to time delegate to the Corporate Governance Committee. The Corporate Governance Committee is composed of a minimum of 3 independent directors.
     As additional members join the Board of Directors and as the needs of the Corporation change, the Board of Directors will review the need for, and establish as appropriate, additional committees.

Code of Ethics and Business Conduct Guidelines
     The Corporation maintains a written Code of Ethics (the “Code”) and Business Conduct Guidelines (the “Guidelines”) for all Directors, executive officers and employees, requiring adherence to high standards of personal and corporate conduct. All Directors, all U.S. employees and all managers at non-U.S. locations of the Corporation annually acknowledge (in writing) adherence to the Code and Guidelines. The Corporation’s Code and Guidelines are available for review at www.meridiangold.com, and are also filed with the Canadian Securities Administrators in the SEDAR filing system.
     Employees who know of violations of the Code or Guidelines are obligated to report them to management, to the Chairman of the Board, Corporate Governance Committee, to the Corporation’s legal counsel or directly to the Corporation’s Chief People Officer (the “CPO”). The CPO is responsible for ensuring the Code is properly implemented and monitored. It is the Corporation’s policy and intent that, except for knowingly reporting false accusations, every employee may report Code, Guidelines, policy or law violations without fear of retaliation.
     This statement of corporate governance practices has been developed and approved by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation
The following table sets forth the compensation of the Named Executive Officers (“NEOs”) being comprised of the Corporation’s Chief Executive Officer, Chief Financial Officer and by its three other most highly compensated executive officers who served during such periods.
Summary Compensation Table (1)

		Annual Compensation			Long-term Compensation
				Other	Securities
				Annual	under	Restricted	All Other
NEO Name and				Compen-	Options	Shares	Compen-
Principal Position	Year	Salary	Bonus	sation(2)(4)	Granted(5)	Granted(3)(5)	sation
Brian J. Kennedy	2005	$444,983	$341,524	$23,918	50,855	$383,096	nil
Vice Chairman, President and	2004	$421,785	$315,706	$21,154	62,487	$307,818	nil
Chief Executive Officer	2003	$421,785	$218,084	$17,289	55,292	$356,633	nil

Peter C. Dougherty	2005	$180,329	$106,120	$12,993	15,800	$119,028	nil
Vice President, Finance &	2004	$171,271	$100,078	$10,981	16,331	$80,448	nil
Chief Financial Officer	2003	$169,156	$73,399	$10,092	15,798	$101,897	nil

Edward H. Colt(6)	2005	$256,693	$147,971	$21,709	22,371	$122,686	nil
Executive Vice President	2004	$266,322	$160,390	$19,210	34,786	$171,359	nil
	2003	$253,640	$117,768	$20,206	31,596	$203,794	nil

Darcy E. Marud	2005	$170,872	$102,605	$13,643	14,971	$112,784	nil
Vice President Exploration	2004	$161,200	$101,982	$4,831	21,971	$108,228	nil
	2003	$133,631	$38,779	—	13,165	$84,908	nil

Edgar A. Smith	2005	$173,947	$104,452	$13,426	15,241	$114,800	nil
Vice President Operations	2004	$168,065	$94,574	$11,959	19,089	$94,027	nil
	2003	$160,062	$71,117	$34,595	17,378	$112,088	nil
Notes:

1.	All figures, other than numbers of options granted, are expressed in U.S. dollars.

2.	Consists of matching payments to a 401(k) Thrift Plan and non-qualified plan established by a subsidiary of the Corporation. Excludes any perquisites and other benefits not greater than the lesser of Cdn. $50,000 and 10% of the NEOs total annual salary and bonus. In the case of Mr. Smith it also includes premiums associated with expatriate agreements in 2003.

3.	Stated in terms of the dollar value (net of consideration paid by the Named Executive Officers) of restricted shares (calculated by multiplying the closing market price of the Corporation’s unrestricted shares on the date of grant by the number of restricted shares awarded). At the end of the most recently completed financial year, the total number and value of the aggregate holdings of restricted shares, calculated in accordance with the foregoing is 67,639 and $1,212,400 respectively, of which 47,780 and $852,395 were granted to the Named Executive Officers. All of these restricted shares vest in whole or in part in less than 3 years and the vesting schedule is as follows: a third vested at each of the first, second and third anniversaries. No dividends or dividend equivalents were declared payable during the most recently completed financial year on the restricted shares disclosed.

4.	Any amount of salary or bonus earned in any covered year that was foregone at the election of the NEO under a program of the Corporation under which stock, stock-based or other forms of non-cash compensation may be received in lieu of a portion of annual compensation is reflected in the appropriate column of the table corresponding to the relevant year.

5.	None of the securities under “Securities under Options Granted” or “Restricted Shares Granted” carry a right to receive dividends of a preferential or above-market rate.

6.	Mr. Colt ceased to be an officer of the Corporation upon his death on November 15, 2005. Subsequent to his death, the board approved an extension of the 2 year severance benefit contained in his employment contract in the amount of $1,054,573.31 to be paid over a period of no less than 5 years to his surviving spouse.
Long-Term Incentive Plan
The Corporation has a Long Term Incentive Plan which is designed to attract, retain and motivate employees, officers and directors of the Corporation. This purpose is achieved by providing an opportunity to purchase common shares through stock options or by granting restricted shares of the Corporation thereby advancing the interests of the Corporation and enhancing the value of the common shares for the benefit of all shareholders. The option and share awards are based upon a multiplier of the executive’s base salary. The options and restricted shares granted to the executive officers of the Corporation, which are noted in the table below, were granted as part of the Long Term Incentive Plan of the Corporation. These are vested over a three year period. Of the restricted share grant, 50% of the value was granted as cash compensation to help executive officers pay the taxes on vesting restricted shares without having to sell shares. This plan is subject to yearly review and adjustment by the Compensation Committee.
Options and Restricted Shares Granted During the Most Recently Completed Financial Year
The following table provides information concerning grants of stock options and restricted shares under the Corporation’s Share Incentive Plan to the NEOs for the year ended December 31, 2005.

	Stock Options					Restricted Shares
							Percent of
		Percent of					Total	Market Value of
		Total		Market Value			Restricted	Securities
		Options		of Securities			Shares	Underlying
	Stock	Granted to		Underlying		Restricted	Granted to	Restricted
	Options	Employees		Options on the		Shares	Employees	Shares on the
	Granted	in Fiscal	Exercise Price	Date of Grant	Expiration	Granted	in Fiscal	Date of Grant
NEO Name	(#)	Year	(US$/Security)(1)	(US$/Security)	Date	(#)	Year	(US$/Security)
Brian J. Kennedy	50,855	18.6%	$18.21	$18.21	July 29, 2015	21,474	31.7%	$18.21
Peter C. Dougherty	15,800	5.8%	$18.21	$18.21	July 29, 2015	6,672	9.9%	$18.21
Edward H. Colt (2)	22,371	8.2%	$18.21	$18.21	July 29, 2015	6,877	10.2%	$18.21
Darcy E. Marud	14,971	5.5%	$18.21	$18.21	July 29, 2015	6,322	9.3%	$18.21
Edgar A. Smith	15,241	5.6%	$18.21	$18.21	July 29, 2015	6,435	9.5%	$18.21
Notes:

(1)	Stock option exercise price and restricted share price are based on the closing price of the common shares of the Corporation on the New York Stock Exchange on the trading day prior to the grant.

(2)	Mr. Colt ceased to be an officer of the Corporation on November 15, 2005.
Aggregated Option Exercises During the Most Recently Complete Financial Year and Financial Year-End Option Values
The following table provides information concerning: (a) options exercised by any NEOs during the financial year ended December 31, 2005; and (b) the number and the value at December 31, 2005 of unexercised options held by the NEOs. In the table, “exercisable” options are those for which the vesting period or conditions, if any, have been met, and “in the money” options are those where the exercise price was less than the market price of the common shares at the close of business on December 30, 2005.

		Aggregate	Unexercised Option at FY-		Value of Unexercised in-the-
	Securities	Value	End		Money Options at FY-End
	Acquired on	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
NEO Name	Exercise (#)	(US$)	(#) (2)	(#)(3)	(US$)	(US$)
Brian J. Kennedy	250,000	$3,364,078	403,640	110,944	$5,227,468	$723,719
Peter C. Dougherty	24,600	$315,016	62,675	31,954	$747,789	$202,469
Edward H. Colt (1)	76,400	$959,775	158,877	26,510	$1,725,808	$156,978
Darcy E. Marud	25,300	$317,831	47,899	34,008	$570,501	$224,558
Edgar A. Smith	56,250	$760,781	148,448	33,760	$2,012,588	$221,506

(1)	Mr. Colt ceased to be an officer of the Corporation on November 15, 2005.

(2)	In the case of Mr. Colt, the numbers include options that experienced accelerated vesting under the Corporation’s 1999 Share Incentive Plan, due to the death of Mr. Colt.

(3)	Mr. Colt’s unexercisable options will be forfeited back to the Corporation due to his death.
Defined Benefit Plans
The NEOs are participants in a defined benefit pension plan of Meridian Gold Company, the Corporation’s United States principal operating subsidiary. The following table provides information concerning the total annual retirement benefit payable under these arrangements at retirement (normally age 65).
Pension Plan Table

	Years of Service
Remuneration	10	15	20	25	30
$100,000	12,437	18,656	24,875	31,094	37,312
125,000	16,187	24,281	32,375	40,469	48,562
150,000	19,937	29,906	39,875	49,844	59,812
175,000	23,687	35,531	47,375	59,219	71,062
200,000	27,437	41,156	54,875	68,594	82,312
225,000	31,187	46,781	62,375	77,969	93,562
250,000	34,937	52,406	69,875	87,344	104,812
300,000	42,437	63,656	84,875	106,094	127,312
400,000	57,437	86,156	114,875	143,594	172,312
500,000	72,437	108,656	144,875	181,094	217,312
600,000	87,437	131,156	174,875	218,594	262,312
700,000	102,437	153,656	204,875	256,094	307,312
800,000	117,437	176,156	234,875	293,594	352,312
900,000	132,437	198,656	264,875	331,094	397,312
1,000,000	147,437	221,156	294,875	368,594	442,312
Note:

(1)	All figures are expressed in U.S. dollars.
Compensation covered by this plan includes only the remuneration appearing in the “Salary” and “Bonus” columns in the Summary Compensation Table. Benefits are computed using a straight-life annuity and are subject to deductions for social security or other offset amounts. The defined benefits plans allow election of payout as a lump sum or through various annuities. The NEOs have the following number of years of service credited: Mr. Kennedy, 32, Mr. Dougherty, 15, Mr. Colt, 20, Mr. Marud, 9, and Mr. Smith, 7. Credited years of service, in the case of Messers. Kennedy, Dougherty and Colt include service with FMC Corporation and FMC Gold Company, the Corporation’s predecessors.

Employment Contracts between the Corporation and Named Executive Officers
Each of the NEOs has entered into an employment contract with the Corporation or Meridian Gold Company. Each of these contracts has a term of 3 years, which is automatically extended for an additional day so that on each day of employment, the term of the Executive’s employment shall be 3 years. Compensation is comprised of base salary, bonus, restricted shares, stock options, and other awards generally at the discretion of the Compensation Committee of the Board of Directors of the Corporation, together with certain benefits. The employment contracts also provide for certain payments to the employee upon certain defined events of termination of employment (including termination, a change of control or a change of responsibility after a change of control of the Corporation). These payments range from 18 months to 36 months of the employee’s average monthly salary and bonus compensation based on the previous 2 years.
Composition of the Compensation Committee
The Compensation Committee of the Corporation determined the compensation of the Corporation’s executive officers, including the NEOs. Christopher R. Lattanzi, Malcolm W. MacNaught and Robert A. Horn were Compensation Committee members throughout the year. All Compensation Committee members are non-employee directors that meet the Toronto Stock Exchange, New York Stock Exchange and securities regulatory requirements with respect to independent directors.
Brian J. Kennedy, one of the directors, is Vice Chairman, President and Chief Executive Officer. Mr. Kennedy always absented himself from the voting on matters related to his compensation and did not participate in the Board of Directors’ determinations in respect of his compensation. None of the other members of the Board of Directors are or were officers or employees of the Corporation or its subsidiaries (with the exception of the Chairman of the Board of Directors, who is deemed to be an officer of the Corporation).
Compensation Consultant Advice
The Compensation Committee charter provides that the Committee may hire consultants to assist in reviewing the competitiveness and appropriateness of the Corporation’s overall compensation policies and processes. During 2005, Mercer Human Resource Consulting was retained by the Compensation Committee to provide market data on executive compensation and Supplementary Executive Retirement Plans including a technical analysis of the market data in light of the Corporation’s compensation plans and practices. Decisions made by the Compensation Committee are the responsibility of the Committee and may reflect factors other than the information provided by Mercer.
The report of the Compensation Committee on these matters is set forth below.
Report on Executive Compensation
Compensation Philosophy
The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both the short-term and long-term interests of the shareholders.
Prior to discussing executive compensation for a given year, the Committee reviews materials prepared by management on executive compensation and the Corporation’s benefits programs applicable to senior executives. Every December and January, management provides such compensation and benefits materials to the Committee, which includes tally sheets for each of the executive officers. The tally sheets summarize all compensation paid that year to the executive officers as well as compensation payable to the executive officers under various scenarios, such as at retirement, upon a change of control of the Corporation, and at a termination of employment prior to retirement.
The objectives of the executive compensation package for the Corporation’s executive officers are to:

•	set levels of annual salary and bonus compensation that will attract and retain superior executives in the highly competitive environment of global mining companies;

•	provide annual bonus compensation for executive officers that varies with the Corporation’s financial performance up to and including the Corporation’s stock price as well as an individual’s contribution so as to reflect the executive officers’ individual contribution to the Corporation’s success.

•	provide long-term compensation that is tied to the Corporation’s overall success so as to focus the attention of the executive officers on managing the Corporation from the perspective of an owner over a long term period;

•	emphasize performance-based compensation, through annual bonus compensation and long-term compensation, over fixed compensation; and

•	encourage performance in non-financial matters of importance to the Corporation, such as promoting diversity in the workplace, positioning the Corporation for longer-term success, promoting the development of management, and maintaining and enhancing the Corporation’s compliance with legal requirements.
The compensation of the Corporation’s executive officers is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options, restricted shares, and cash awards equivalent to vesting restricted shares granted during 2005 and thereafter. It is structured to be competitive with a select group of comparative North American gold mining companies. A portion of the annual cash bonus (75% for the CEO and 60% for all other executive officers) is directly related to the overall performance of the Corporation with respect to share price performance against the Gold and Silver index (XAU), operational performance measures, reserve/resource expansion and executing strategic initiatives. These are agreed upon by the Board of Directors at the beginning of each fiscal year. The balance of the bonus is based on individual performance.
Annual cash bonuses, restricted shares, stock options and other awards are directly related to company performance and the individual’s contribution. The Corporation strongly believes that annual incentives and stock options play an important role in increasing shareholder value. Outstanding stock options and restricted shares are not taken into account when determining whether and how many new stock options or restricted shares would be awarded.
Base Salary
To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance, as well as compensation practices of similar gold mining companies.
The Board of Directors approved salaries and a bonus plan (the “Bonus Plan”) for the Corporation’s executives for 2005 and subsequent years, based on the Board of Directors’ own determination and discussion, reports commissioned by independent consultants and the recommendations of management and the Compensation Committee of the Board of Directors (which recommendations were endorsed by the Board of Directors), which were in turn based on enumerated and weighted objectives for each. In all such discussions, Mr. Kennedy absented himself from the Board of Directors’ determinations of compensation of the Corporation’s President and CEO.
Stock Options and Restricted Shares
The purpose of the Corporation’s stock option and restricted share plan is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by providing an opportunity to purchase common shares through options, thereby advancing the interests of the Corporation, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals. During

2005, the amount of restricted shares that would have otherwise been issued was reduced by one-half and an equivalent cash award was added to help executive officers pay the taxes on vesting restricted shares without having to sell shares.
Stock options and restricted shares are granted, in accordance with the Corporation’s Share Incentive Plan approved by the shareholders, at not less than the closing price of the common shares on the business day immediately prior to the date of grant. The terms of these awards are one-third vesting annually with a 10 year term limit per stock option award granted.
President and Chief Executive Officer
The Compensation Committee and the Board of Directors continue to be of the view that Mr. Kennedy provides the Corporation with quality leadership and in making their compensation decision they considered other factors, including his contribution to the business performance and anticipated future performance of the Corporation.
The overall performance of the Corporation is the determinate of 75 percent of the variable compensation of the President and CEO, as discussed above. An additional 25 percent of the variable compensation of the President and CEO is based on achievement of specific objectives agreed upon by the Board of Directors at the beginning of each fiscal year and personal contribution as determined by the Compensation Committee.
In consideration of Mr. Kennedy’s contribution to the Corporation, Mr. Kennedy received a salary of US$444,983, was awarded a cash bonus of US$341,524.46, received options to purchase 50,855 common shares, and was granted 21,474 restricted common shares, which will fully vest 3 years from the grant date.
Executive Officer Compensation
The Compensation Committee has also approved those executive officers of the Corporation and its subsidiaries that will be eligible to participate in the bonus plan in 2006, together with enumerated and weighted objectives for each of these executive officers. Going forward, the Compensation Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation.
Approved by the Compensation Committee
Robert A. Horn, Christopher R. Lattanzi and Malcolm W. MacNaught (Chair)

Performance Graph
The following graph charts performance of an investment in the common shares of the Corporation against the S&P/TSX Composite Index and the TSX Gold and Precious Metals Sub-Index, assuming an investment of $100 on December 31, 1999. The Corporation paid no dividends during this period.
(1) In 2002, the S&P/TSX Composite Index replaced the TSX 300 Index.
Compensation of Directors
The Corporate Governance Committee annually reviews the compensation of the Directors to ensure that it is competitive with comparable boards of directors and recommends changes to such compensation, as appropriate, to the Board for approval. Each director may elect to receive all or a part of his compensation in shares of the Corporation.
The non-executive Chairman of the Board of Directors receives an annual retainer of US$75,000 and other directors of the Corporation who are not employees of the Corporation or its affiliates receive an annual retainer of US$30,000. In partial payment of the said retainers, non-executive Board members receive common shares of the Corporation for the equivalent value of US$25,000 for the Chairman and US$10,000 for each non-executive director based on the quoted closing price of the shares on the day prior to the grant date. Pursuant to this practice, on January 3, 2006 the Board received a grant of 3,885 restricted shares effective January 3, 2006. The shares are fully vested on the date of grant and directors have full voting and other rights of a shareholder apart from the right to sell or transfer the shares which are encumbered until the Director no longer serves on the Board. Directors receive an additional fee for each committee for which such director serves as chairman. The Audit Committee Chair receives an additional US$5,000 and all other committee chairs receive an additional US$3,000. All directors of the Corporation receive a fee of (a) US$1,000 for attending in person each meeting of the Board of Directors or a committee thereof, and (b) US$500, which amount may be adjusted at the discretion of the chairman of the Corporation or committee, as applicable, (but shall not exceed US$1,000), for participation at each meeting of the Board of Directors or a committee held by telephone conference, plus reimbursement of expenses in each case. Directors are also eligible to receive grants under the Corporation’s Share Incentive Plan. The aggregate compensation paid to the Board of Directors during 2005 was US$300,000.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Corporation maintains directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation and certain subsidiaries. The current annual policy limit is US$30,000,000. Protection is provided to directors and officers for wrongful acts or omissions done or committed during the course of their duties as such. Under the insurance coverage, the Corporation is reimbursed for payments, which it is required or permitted to make to its directors and officers to indemnify them, subject to a deductible ranging between US$500,000 - $750,000. Individual directors and officers are reimbursed for losses incurred in their capacities as such, which are not subject to a deductible. The expense recognized in 2005 for premiums was US$629,579. All premiums have been paid by the Corporation.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

(c)
	(a)	(b)	Number of securities remaining available
	Number of securities to be	Weighted-average	for future issuance under equity
	issued upon exercise of	exercise price of	compensation plans (excluding securities
Plan Category	outstanding options	outstanding options	reflected in column (a))
Equity compensation plans approved by securityholders	1,557,481	$11.38	3,032,528
Equity compensation plans not approved by securityholders	—	—	—
Total	1,557,481	$11.38	3,032,528
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, or any associate or affiliate of any such person, is or has been indebted to the Corporation or any of its subsidiaries at any time during 2005, nor is or has been indebted to another entity during 2005, where the indebtedness to such other entity is or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. This excludes any indebtedness of the directors or officers to the Corporation for amounts owing to purchases subject to usual trade terms, for ordinary travel and expense advances, and for other transactions in the ordinary course of business.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No loan guarantee, financial assistance, or similar extension of credit will be made to officers of the Corporation without prior Board approval. It is the intent of the Corporation to make such loans only when business activity by the Corporation makes this necessary. In no case will the Corporation be permitted to hold shares of the Corporation as collateral security for a loan to an officer.
None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, during 2005, in respect of any matter that has materially affected or will materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITOR
Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote such proxy in favour of the reappointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since July 1996.
Total fees charged to the Corporation by KPMG LLP in 2005 and 2004 are:
Fees Charged
(in thousands of U.S. dollars)

Service Provided	2005	2004

Audit services	410	473
Audit-related services	65	105
Tax services	173	105
All other services	0	155

Total	648	838

Charges for “Audit Services” relate primarily to the annual audit and quarterly reviews of the Corporation’s financial statements; “Audit-Related Services” include primarily    consultation on matters related to acquisitions, reorganization and assistance with the implementation of Sarbanes-Oxley requirements. “Tax Services” include providing guidance pertaining to the interpretation of applicable tax laws and regulations in the countries where the Corporation conducts business and the preparation or review of tax returns filed in Canada, the United States and other foreign jurisdictions. “All Other Services” include corporate intelligence and other professional services. The Audit Committee of the Board of Directors has provided guidance to management pertaining to the appropriate contracting of services from KPMG LLP. The Audit Committee reviews and pre-approves the annual budget and scope of work provided by the external auditor.    Deviations from pre-approved budgets or scope must be approved by the Audit Committee. No exceptions are granted for de minimis fees for non-audit related activities.
Representatives of KPMG LLP will attend the Meeting, will have the opportunity to make a statement if they desire to do so and will respond to any appropriate questions.
The Board of Directors recommends that shareholders vote FOR the appointment of KPMG LLP as auditors of the Corporation.

GENERAL
The information contained in this Circular is given as of March 1, 2006 and is expressed in United States dollars, except as otherwise indicated.
Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any matters, which are not known, should properly come before the Meeting, proxies will be voted on matters in accordance with the best judgment of the person voting.
Financial information is provided in the Corporation’s Management Discussion and Analysis and comparative financial statements contained in its Annual Report. The Corporation’s 2005 Annual Report is being mailed to shareholders with the Notice of Meeting and this Circular. Additional information regarding the Corporation is on SEDAR at www.sedar.com including the Corporation’s latest Annual Information Form (“AIF”). The Corporation will provide to any person, upon written request, a copy of the Corporation’s latest AIF, any documents incorporated in the AIF by reference, interim financial statements for periods after December 31, 2005 (when available), as well as a copy of this Circular. Written requests for these documents should be addressed to Investor Relations, Meridian Gold Inc., 9670 Gateway Drive, Suite 200, Reno, Nevada, U.S.A. 89521-3952. If the person requesting the documents is not a shareholder, he or she may be required to pay a reasonable charge for the document. The Corporation’s registered office is located at Suite 3900, First Canadian Place, 100 King Street West, Toronto, Ontario, Canada M5X 1B2.
December 29, 2006 is the final date by which the Management of the Corporation must receive a proposal for any matter that a shareholder entitled to vote at an annual meeting proposes to raise at the annual meeting for 2007.
DIRECTOR’S APPROVAL
The contents and sending of this Circular have been approved by the Board of Directors of the Corporation and a copy of this Circular has been sent to each director, each shareholder and KPMG LLP as auditors of the Corporation.

Toronto, Ontario, Canada

March 1, 2006

/s/ Wayne M. Hubert

Wayne M. Hubert
Vice President Corporate Development,
Investor Relations and Corporate Secretary